                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         Cablevision Systems Corporation
                     ---------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
               --------------------------------------------------
                         (Title of Class of Securities)


                                  12686C-10-9
                               ------------------
                                 (CUSIP Number)


                                November 3, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1      NAME OF REPORTING PERSON                       Dolan Family LLC

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS    Pending
       (ENTITIES ONLY)

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        Delaware
--------------------------------------------------------------------------------
                 5.     SOLE VOTING POWER

 NUMBER OF

  SHARES                                                                     0
                 ---------------------------------------------------------------
BENEFICIALLY     6.     SHARED VOTING POWER

 OWNED BY

   EACH                                                                      0
                 ---------------------------------------------------------------
 REPORTING       7.     SOLE DISPOSITIVE POWER

  PERSON

   WITH                                                                       0
                 ---------------------------------------------------------------
                 8.     SHARED DISPOSITIVE POWER
                                                                       5,000,000

--------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       5,000,000

--------------------------------------------------------------------------------
10.    CHECK  IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [X]*

--------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            3.8%
--------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON
                                                                              OO
--------------------------------------------------------------------------------

* Dolan Family LLC disclaims beneficial ownership of 5,262,348 shares owned by other Reporting Persons as to which it has no voting or dispositive power.

1      NAME OF REPORTING PERSON                     Edward C. Atwood, as Manager
                                              of Dolan Family LLC and as Trustee
                                                    for Dolan Descendants Trust,
                                                      Dolan Progeny Trust, Dolan
                                                   Grandchildren Trust and Dolan
                                                                    Spouse Trust

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                Not Applicable
       (ENTITIES ONLY)
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                          U.S.A.
--------------------------------------------------------------------------------
                 5.     SOLE VOTING POWER
 NUMBER OF

  SHARES                                                                      0
                 ---------------------------------------------------------------
BENEFICIALLY     6.     SHARED VOTING POWER

 OWNED BY

   EACH                                                                5,071,280
                 ---------------------------------------------------------------
 REPORTING       7.     SOLE DISPOSITIVE POWER

  PERSON

   WITH                                                                       0
                 ---------------------------------------------------------------
                 8.     SHARED DISPOSITIVE POWER
                                                                       5,071,280

--------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       5,071,280

--------------------------------------------------------------------------------
10.    CHECK  IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [X]*

--------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            3.8%
--------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON
                                                                             IN
--------------------------------------------------------------------------------

* Edward C. Atwood, as Manager of Dolan Family LLC and as Trustee of the trusts listed above, disclaims beneficial ownership of 5,191,068 shares owned by other Reporting Persons as to which he has no voting or dispositive power.

1      NAME OF REPORTING PERSON         Kathleen M. Dolan, individually and as
                                        Trustee for Dolan Descendants Trust,
                                        Dolan Progeny Trust, Dolan
                                        Grandchildren Trust, Dolan Spouse Trust,
                                        DC Kathleen Trust, and as Director of
                                        Dolan Children's Foundation

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       (ENTITIES ONLY)                                            Not Applicable
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                          U.S.A.
--------------------------------------------------------------------------------
                 5.     SOLE VOTING POWER
 NUMBER OF

  SHARES                                                                   4,000
                 ---------------------------------------------------------------
BENEFICIALLY     6.     SHARED VOTING POWER

  OWNED BY

    EACH                                                               7,860,744
                 ---------------------------------------------------------------
 REPORTING       7.     SOLE DISPOSITIVE POWER

  PERSON

   WITH                                                                   4,000
                 ---------------------------------------------------------------
                 8.     SHARED DISPOSITIVE POWER
                                                                       7,860,744

--------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       7,864,744

--------------------------------------------------------------------------------
10.    CHECK  IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [X]*

--------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            5.8%
--------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON
                                                                             IN
--------------------------------------------------------------------------------

* Kathleen M. Dolan, individually and as Trustee and Director of the trusts and foundation listed above, disclaims beneficial ownership of 2,397,604 shares owned by other Reporting Persons as to which she has no voting or dispositive power.

1      NAME OF REPORTING PERSON                  Marianne Dolan Weber,
                                                 individually and as Trustee for
                                                 Dolan Descendants Trust, Dolan
                                                 Progeny Trust, Dolan
                                                 Grandchildren Trust, Dolan
                                                 Spouse Trust, DC Marianne Trust
                                                 and as Director of Dolan
                                                 Children's Foundation

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       (ENTITIES ONLY)                                            Not Applicable
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                          U.S.A.
--------------------------------------------------------------------------------
                 5.     SOLE VOTING POWER
 NUMBER OF

  SHARES                                                                   4,000
                 ---------------------------------------------------------------
BENEFICIALLY     6.     SHARED VOTING POWER

  OWNED BY

   EACH                                                                7,825,420
                 ---------------------------------------------------------------
 REPORTING       7.     SOLE DISPOSITIVE POWER

  PERSON

   WITH                                                                    4,000
                 ---------------------------------------------------------------
                 8.     SHARED DISPOSITIVE POWER
                                                                       7,825,420

--------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       7,829,420

--------------------------------------------------------------------------------
10.    CHECK  IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [X]*

--------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            5.8%
--------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON
                                                                             IN
--------------------------------------------------------------------------------

* Marianne Dolan Weber, individually and as Trustee and Director of the trusts and foundation listed above, disclaims beneficial ownership of 2,432,928 shares owned by other Reporting Persons as to which she has no voting or dispositive power.

1      NAME OF REPORTING PERSON                  Deborah Dolan-Sweeney,
                                                 individually and as Trustee for
                                                 Dolan Descendants Trust, Dolan
                                                 Progeny Trust, Dolan
                                                 Grandchildren Trust, Dolan
                                                 Spouse Trust, DC Deborah Trust
                                                 and as Director of Dolan
                                                 Children's Foundation

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       (ENTITIES ONLY)                                            Not Applicable
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                          U.S.A.
--------------------------------------------------------------------------------
                 5.     SOLE VOTING POWER
 NUMBER OF

  SHARES                                                                  4,000
                 ---------------------------------------------------------------
BENEFICIALLY     6.     SHARED VOTING POWER

  OWNED BY

    EACH                                                               7,860,744
                 ---------------------------------------------------------------
  REPORTING      7.     SOLE DISPOSITIVE POWER

   PERSON

    WITH                                                                  4,000
                 ---------------------------------------------------------------
                 8.     SHARED DISPOSITIVE POWER
                                                                       7,860,744

--------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       7,864,744

--------------------------------------------------------------------------------
10.    CHECK  IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [X]*

--------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            5.8%
--------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON
                                                                             IN
--------------------------------------------------------------------------------

* Deborah Dolan-Sweeney, individually and as Trustee and Director of the trusts and foundation listed above, disclaims beneficial ownership of 2,397,604 shares owned by other Reporting Persons as to which she has no voting or dispositive power.

                       CONTINUATION PAGES TO SCHEDULE 13G


ITEM 1(a)     NAME OF ISSUER:

              Cablevision Systems Corporation

ITEM 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              111 Stewart Avenue
              Bethpage, New York 11714

ITEM 2(a)     NAME OF PERSON FILING:

              This Statement is being filed by the persons (the "Reporting Persons") identified in the cover pages hereto.

ITEM 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              The address of the principle place of business for each Reporting Person is:
              c/o William A. Frewin
              340 Crossways Park Drive
              Woodbury, New York  11797

ITEM 2(c)     CITIZENSHIP:

              Dolan Family LLC is a limited liability company formed in Delaware.
              Each other Reporting Person is a citizen of the U.S.A.

ITEM 2(d)     TITLE OF CLASS OF SECURITIES:

              Class A Common Stock.

ITEM 2(e)     CUSIP NUMBER:

              12686C-10-9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

              Not Applicable.

ITEM 4.       OWNERSHIP

              (a)    AMOUNT BENEFICIALLY OWNED

                     The amount of shares beneficially owned by each Reporting Person is set forth in Item 9 of the cover pages hereto, which are incorporated herein by reference.

              (b)    PERCENT OF CLASS:

                     The percent of the class beneficially owned by each Reporting Person is set forth in Item 11 of the cover pages hereto, which are incorporated herein by reference.

              (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                     (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                     (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                     (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                           OF:

                     (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                           OF:

                     The number of shares as to which each Reporting Person has sole or shared voting power and sole or shared dispositive power is set forth in Items 5 through 8 of the cover pages hereto, which are incorporated herein by reference.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not Applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              See Exhibit A hereto.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              See Exhibit B hereto.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

ITEM 10.      CERTIFICATION.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November  15, 1999

                                       Dolan Family LLC

                                       By:  Edward C. Atwood,
                                            as Manager

                                       By:                 *
                                            ---------------------------------


                                       Edward C. Atwood,
                                       as Trustee for Dolan Descendants Trust,
                                       Dolan Progeny Trust, Dolan
                                       Grandchildren Trust and Dolan Spouse
                                       Trust

                                       By:                 *
                                            ---------------------------------


                                       Kathleen M. Dolan,
                                       individually and as Trustee for Dolan
                                       Descendants Trust, Dolan Progeny Trust,
                                       Dolan Grandchildren Trust, Dolan Spouse
                                       Trust, DC Kathleen Trust, and as
                                       Director of  Dolan Children's Foundation

                                       By:                 *
                                            ---------------------------------

                                       Marianne Dolan Weber
                                       individually and as Trustee
                                       for Dolan Descendants
                                       Trust, Dolan Progeny Trust,
                                       Dolan Grandchildren Trust,
                                       Dolan Spouse Trust, DC
                                       Marianne Trust, and as
                                       Director of  Dolan
                                       Children's Foundation


                                       By:                 *
                                            ---------------------------------


                                       Deborah Dolan Sweeney
                                       individually and as Trustee
                                       for Dolan Descendants
                                       Trust, Dolan Progeny Trust,
                                       Dolan Grandchildren Trust,
                                       Dolan Spouse Trust, DC
                                       Deborah Trust, and as
                                       Director of  Dolan
                                       Children's Foundation


                                       By:                  *
                                            ---------------------------------


* By:  /s/ William A. Frewin, Jr.
       --------------------------
              William A. Frewin, Jr.
              Attorney-in-Fact

                                                                       Exhibit A

       Each of Edward C. Atwood, Kathleen Margaret Dolan, Marianne Dolan Weber and Deborah Dolan-Sweeney is currently a trustee (a "Trustee" and together, the "Trustees") for each of the trusts listed in the table below (the "Trusts"), which own in the aggregate, either directly or through their membership interests in Dolan Family LLC, 5,071,280 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock"). Class B Common Stock is convertible at the option of the holder thereof, share for share into Class A Common Stock, par value $.01 per share, of the Issuer (the "Class A Common Stock"). As a Trustee of the Trusts, each of the Trustees has the shared power to vote and dispose of all shares held by the Trusts and Dolan Family LLC. Under certain rules of the Securities and Exchange Commission, so long as the Trustees retain such powers, they are deemed to have beneficial ownership thereof for purposes of Schedule 13G reporting.

       The following table lists each Trust's name and the name of its beneficiary or description of its beneficiary class.

Name of Trust                               Beneficiary
-------------                               -----------

Dolan Descendants Trust                     All descendants of Charles F. Dolan living at
                                            any time and from time to time.

Dolan Progeny Trust                         All children of Charles F. Dolan living at any
                                            time and from time to time.

Dolan Grandchildren Trust                   All children and grandchildren of Charles F.
                                            Dolan living at any time and from time to
                                            time.

Dolan Spouse Trust                          All descendants of Charles F. Dolan living at
                                            any time and from time to time and their
                                            spouses.

       Pursuant to the provisions of the agreements governing the Trusts, the economic interest in the shares of the Issuer owned by each Trust is held by such Trust's beneficiary class. For each Trust, distributions of income and principal can be made in the discretion of the non-beneficiary Trustee, (in each case, Edward C. Atwood), to any one or more of the members of such Trust's beneficiary class.

       Each of Kathleen Margaret Dolan, Marianne Dolan Weber and Deborah Dolan-Sweeney (each a "Current Beneficiary") is a beneficiary of, respectively, the DC Kathleen Trust, the DC Marianne Trust and the DC Deborah Trust (together, the "DC Trusts"), which own in the aggregate 3,602,068 shares of Class B Common Stock. For each of the DC Trusts, distributions of income and principal can be made in the discretion of the non-beneficiary trustee, to the Current Beneficiary. The Current Beneficiary has the power during her life to appoint all or part of her DC Trust to or for the benefit of one or more of her descendants.

       The following table lists each DC Trust's name and the name of its beneficiary.

Name of Trust                      Beneficiary
-------------                      -----------

DC Kathleen Trust                  Kathleen Margaret Dolan

DC Marianne Trust                  Marianne Dolan Weber

DC Deborah Trust                   Deborah Dolan-Sweeney

       Beneficiaries of any DC Trust can be said to have only a contingent economic interest in the securities of the Issuer held by such DC Trust because the non-beneficiary trustee thereof has the sole discretion to distribute or accumulate the income from each DC Trust and the sole discretion to distribute the principal of each DC Trust to the beneficiary of such DC Trust.

       Dolan Family LLC has entered into a financing arrangement with an unaffiliated third party whereby such third party has the right to receive distributions as a secured party on certain shares of Class B Common Stock held by Dolan Family LLC. Such shares do not represent, in the aggregate, more than 5% of the Class A Common Stock.

                                                                       Exhibit B

                     Identification of Members of the Group

DOLAN FAMILY LLC

EDWARD C. ATWOOD, as Manager of Dolan Family LLC and Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust and Dolan Spouse Trust

KATHLEEN M. DOLAN, individually and as Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust and DC Kathleen Trust, and as Director of Dolan Children's Foundation

MARIANNE DOLAN WEBER, individually and as Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust and DC Marianne Trust, and as Director of Dolan Children's Foundation

DEBORAH DOLAN-SWEENEY, individually and as Trusteee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust and DC Marianne Trust, and as Director of Dolan Children's Foundation

                                                                       Exhibit C

                                Power of Attorney

              The undersigned hereby constitutes and appoints William A Frewin, Jr. with full power of substitution and resubstitution, as his true and lawful attorney-in-fact to:

       (1) execute and deliver for and on behalf of the undersigned (i) any and all Forms 3, 4 and 5 relating to Cablevision Systems Corporation (the "Company") and required to be filed in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rule thereunder and (ii) any and all schedules relating to the Company required to be filed in accordance with Section 13(d) of the Exchange Act and the rules thereunder (together, the "Forms and Schedules"), in the undersigned's capacity as a trustee of the Dolan Descendants Trust, the Dolan Progeny Trust, the Dolan Grandchildren Trust and the Dolan Spouse Trust and as Manager of Dolan Family LLC, a Delaware limited liability company, and in and all other capacities pursuant to which such Forms and Schedules may be required to be filed by the undersigned;

       (2) do and perform any and all acts and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Forms and timely file such Forms and Schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

       (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

              The undersigned hereby grants to such attorney-in-fact and agents full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution of revocation, hereby ratifying and confirming all that such attorney-in-fact and agent, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein grants. The undersigned acknowledges that the foregoing attorney-in-fact and agent, in servicing in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13(d) of the Exchange Act. This Power of

Attorney shall remain in full force and effect until the undersigned is no longer required to file the Forms and Schedules with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact and agents.

              IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the 10th day of November, 1999.


                                       /s/ Edward C. Atwood
                                       ----------------------------
                                       Edward C. Atwood


                              CONFIRMING STATEMENT

              This Statement confirms that Edward Atwood has authorized and designated William A. Frewin, Jr. to execute and file on his behalf all the Forms and Schedules (including any amendments thereto) that he may be required to file with the United States Securities and Exchange Commission as a result of the undersigned's direct or indirect ownership of or transactions in securities of Cablevision Systems Corporation. The authority of William A. Frewin, Jr. under this Statement shall continue until the undersigned is no longer required to file the Forms and Schedules with respect to the undersigned's holdings of and transactions in securities issued by Cablevision Systems Corporation, unless earlier revoked by the undersigned in a signed writing. The undersigned acknowledges that William A. Frewin, Jr. is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13(d) of the Securities Exchange Act of 1934, as amended.


                                    /s/ Edward C. Atwood
                                    --------------------
                                    Edward C. Atwood

                                                                       Exhibit D

                             JOINT FILING AGREEMENT

       Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated:  November 15, 1999

                                       Dolan Family LLC

                                       By:   Edward C. Atwood,
                                             Manager

                                       By:                 *
                                             --------------------------------


                                       Edward C. Atwood,
                                       as Trustee for Dolan Descendants Trust,
                                       Dolan Progeny Trust, Dolan
                                       Grandchildren Trust and Dolan Spouse
                                       Trust

                                       By:                 *
                                             --------------------------------


                                       Kathleen M. Dolan,
                                       individually and as Trustee for Dolan
                                       Descendants Trust, Dolan Progeny Trust,
                                       Dolan Grandchildren Trust, Dolan Spouse
                                       Trust, DC Kathleen Trust, and as
                                       Director of  Dolan Children's Foundation

                                       By:                 *
                                             --------------------------------

                                       Marianne Dolan Weber
                                       individually and as Trustee for Dolan
                                       Descendants Trust, Dolan Progeny Trust,
                                       Dolan Grandchildren Trust, Dolan Spouse
                                       Trust, DC Marianne Trust, and as
                                       Director of  Dolan Children's Foundation

                                       By:                 *
                                             --------------------------------


                                       Deborah Dolan Sweeney
                                       individually and as Trustee for Dolan
                                       Descendants Trust, Dolan Progeny Trust,
                                       Dolan Grandchildren Trust, Dolan Spouse
                                       Trust, DC Deborah Trust, and as Director of Dolan Children's Foundation

                                       By:                 *
                                             --------------------------------


* By:  /s/ William A. Frewin, Jr.
       --------------------------
              William A. Frewin, Jr.
              Attorney-in-Fact